

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Robert Perri
Chief Executive Officer
OceanPal Inc.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

> **Re: OceanPal Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-40930**

Dear Robert Perri:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Energy & Transportation